18005357

SE

Washington, D.C. 20549

MAR 01 2018

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Washington DC 408

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SEC FILE NUMBER
8-69593

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Atreyu Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1185 Avenue of the Americas, 3rd Floor

(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Kledaras 917-561-7834

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP

(Name – *if individual, state last, first, middle name*)

9645 W. Lincolnway Lane, Suite 214A	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **George Kledaras**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Atreyu Group LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

Chief Executive Officer

Title

ASHLEE BLACK
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BL6367190
Qualified in New York County
My Commission Expires 11-13-2021

2/15/18

Notary Public

This report** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Cash Flows.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) Exemption Report

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ATREYU GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
(PUBLIC PURSUANT TO RULE 17a-5(e)(3))

DECEMBER 31, 2017

ATREYU GROUP, LLC

CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statement	
Statement of Financial Condition at December 31, 2017	2
Notes to Financial Statement	3-7

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Atreyu Group LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Atreyu Group LLC, (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Atreyu Group LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the financial statements, the Company has suffered significant losses from operations and that raises an uncertainty about its ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion in not modified with respect to this matter.

We have served as Atreyu Group LLC's auditor since 2016.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 26, 2018

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
330 East Northwest Highway, 2nd Floor I Mount Prospect, IL 60056
3809 Belmont Boulevard I Sarasota, FL 34232

ATREYU GROUP LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

ASSETS		
Cash and cash equivalents	$	13,574
Accounts receivable		1,640
Clearing deposit		652,469
Prepaid expenses		4,973
Property and equipment (net of acccumulated depreciation of $2,473)		3,186
Intangible assets (net of accumulated amortization of $8,165)		8,166
Security deposit		20,250
TOTAL ASSETS	$	704,258

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	112,234
Accrued expenses		4,777
Due to related party		347,904
TOTAL LIABILITIES		464,915
COMMITMENTS AND CONTINGENCIES		-
MEMBER'S EQUITY		239,343
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	704,258

The accompanying notes are an integral part of this financial statement.

Note 1 - Organization

Atreyu Group LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in December, 2014, under the laws of the State of Delaware, and was approved by FINRA on April 7, 2016. The Company is approved to retail corporate equity securities over-the-counter, and non-exchange member arranging for transactions in listed securities by exchange member. The Company is wholly owned by Atreyu Group Holdings Corporation (the "Parent"),

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

The Company records commission fees as they are earned based on the services provided or the closing of certain securities transactions.

The Company considers all commission fees receivable at December 31, 2017 to be collectable and no allowance for doubtful accounts is deemed necessary at December 31, 2017. Certain fees receivable can be settled in cash or securities.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Receivable from Broker Dealer

The company includes $100,000 as a clearing deposit with its clearing broker.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets, which is 5 years.

Rent Expense

Rent expense is recorded on a straight-line basis over the term of the lease. See Note 8 for additional disclosures.

Note 2 - Summary of Significant Accounting Policies (continued)

Intangible Assets

Intangible assets consist of access to demand market data, and are stated at cost less accumulated amortization. Amortization is recorded on a straight-line basis over the estimated useful lives of the asset, which is 3 years. See Note 7 for additional disclosures.

Income Taxes

The Company consolidates its taxable income with its Parent, which files a corporate return for federal, state and city purposes. As a result, no federal or New York State income taxes are provided for, as they are the responsibility of the individual members.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. Adoption of this standard has had no effect on the Company's financial statements.

The Company's Parent files income tax returns in the U.S. in federal, state and local jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2014. For the Parent, the years 2014 to 2016 remain subject to examination by taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Adoption of New Accounting Principle with Respect to Going Concern

In the 2017 financial statements, a newly issued accounting standard was adopted which requires the Company to assess, for each interim and annual reporting period, whether adverse conditions or events, considered in the aggregate, raise substantial doubt about its ability to continue as a going concern for the one-year period from February 28, 2018, the date the financial statements are issued, to February 28, 2019.

Note 2 - Summary of Significant Accounting Policies (continued)

Adoption of New Accounting Principle with Respect to Going Concern (continued)

In addition, the Company is required to consider whether it is probable that its plans intended to mitigate any adverse conditions or events that were identified will be effectively implemented and whether it is probable that, if implemented, these plans will mitigate the identified conditions or events that raised substantial doubt. The new accounting standards also prescribes the disclosures required to be made in periods when substantial doubt is raised and certain disclosures are required in such periods regardless of whether it is probable that substantial doubt is alleviated by the effective implementation of our plans. Further details regarding this evaluation for the year ended December 31, 2017 are provided in Note 11.

Note 3 - Clearing Agreement

The Company has an agreement with a broker/dealer (COR Clearing) whereby the Company's customers' securities transactions are cleared by the Clearing Broker/dealer on behalf of the Company. The initial term of this agreement is 60 months and it renews for one year, unless written notification is provided at least 60 calendar days prior to the renewal date. Should the Company elect to terminate the agreement before the appropriate time; the Company will be subject to 125% of the amounts owed according to the fee schedule and a termination fee.

Note 4 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

There are two customers that account for 58% and 37% of the Company's total commission revenues for the year ended December 31, 2017.

Note 5 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2017, the Company had net capital of $201,128, which exceeded its requirement by $170,134. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2017, this ratio was 2.31 to 1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

ATREYU GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 6 - Property and Equipment, Net

Property and equipment, net at December 31, 2017 are summarized as follows:

Computer equipment	$	5,659
Less: Accumulated depreciation		(2,473)
Net property and equipment	$	3,186

Depreciation expense was $1,116 for year ended December 31, 2017.

Note 7 - Intangible Assets, Net

Intangible assets, net at December 31, 2017 are summarized as follows:

Demand market data	$	16,332
Less: Accumulated amortization		(8,166)
Net intangible assets	$	8,166

Amortization expense was $5,444 for the year ended December 31, 2017.

Future amortization expense is as follows:

Year Ending December 31:		
2018	$	5,444
2019		2,722
Net intangible assets	$	8,166

Note 8 - Commitments

Beginning May 1, 2017, the Company entered into a lease agreement for office space expiring April 30, 2018. The future rent commitment under this arrangement is as follows:

Years Ending December 31:		
2018	$	28,664
	$	28,664

Total rent expense for the year ended December 31, 2017 was $75,755.

Note 9 - Related Party

Expenses of the company are paid by the Parent and allocated based upon a management services agreement. These expenses consist of payroll and payroll related, compliance, legal and other miscellaneous expenses. Allocated expenses of the Company are included in the statement of operations. During 2017, $850.690 of expenses were allocated from the Parent to the Company. At December 31, 2017, the Company owed $347,904 to the Parent as a result of the expense allocations.

Note 10 – Retirement Plan

The Company offers a 401k plan to which all qualifying employees (at least 20 hours per week) may make pre-tax contributions up to the current maximum set by federal law. There is no employer matching program at this time.

Note 11 – Going Concern

As shown in the accompanying financial statements, the Company incurred a net loss of approximately $1,423,000, on revenue of approximately $40,000, during the year ended December 31, 2017. This loss and the minimal income creates uncertainty about the ability to continue as a going concern. The Company has evaluated these conditions and determined that certain changes in its business model would alleviate this uncertainty.

As of January 1, 2018, the Company has transitioned to a new Clearing Firm. This change has resulted in a far more favorable pricing schedule, less restrictions on the nature of its customer base, a lower deposit requirement, and fewer technical and bureaucratic roadblocks in on-boarding and efficiently serving clients. In addition, the Company has contracted with a new technology vendor that will streamline the process of bringing prospective new customers live. Furthermore, in August 2017 the Company was approved for options and portfolio margin. This increase in trading products and leverage has helped develop a growing pipeline of customers, including institutions. Finally, the Company has added three additional executing brokers, which gives clients extra flexibility and value.

In addition to the above measures enacted to increase revenues and decrease expenses, the Parent will continue to contribute capital as necessary to fund future losses of the Company.